1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 27, 2013	By	/s/ Lora Ho

Lora Ho

Senior Vice President & Chief Financial Officer

TSMC Co-COO Dr. Shang-Yi Chiang to Retire

Hsinchu, Taiwan, R.O.C. – Sept. 27, 2013 - TSMC today announced that Executive Vice President and Co-Chief Operating Officer overseeing Research and Development, Dr. Shang-yi Chiang, will retire from the company on October 31, 2013. The R&D Organization will report directly to Chairman and Chief Executive Officer Dr. Morris Chang effective November 1. Dr. Chiang departs his position to enjoy retirement life, but will continue to serve as advisor to the Chairman of TSMC, sit in on Board of Directors’ meetings, and take on other special assignments.

Dr. Chiang joined TSMC in 1997 and led TSMC’s R&D team through five generations of technology, from 0.25 micron to 65nm. He first retired in 2006, but was invited by Dr. Morris Chang to return in 2009, and has since led R&D through the 28nm and 20nm processes and into the 16nm FinFET generation. Under his leadership, TSMC has also initiated R&D activities into 10nm and considerably strengthened its capabilities in pathfinding and advanced packaging.

“During my terms at TSMC, the R&D organization has grown from less than 400 people to 7,600 strong, and I am deeply thankful to TSMC for providing me with the resources and oustanding colleagues that have supported me in reaching the proudest achievments of my career,” said Dr. Shang-Yi Chiang. “It has been my honor to fulfill the missions that Chairman Chang entrusted to me in 2009, and I can now leave him with a world-class R&D team eager to challenge the limits of semiconductor technology.”

“Shang-yi has been a most important contributor to TSMC in the last 16 years, and every member of the TSMC family is grateful for what he has achieved for the company,” said Chairman and CEO Dr. Morris Chang. “To his staff, he is a beloved and respected mentor, and to me, he is a close friend and colleague. I look forward to working with him in his new role and receiving his valued counsel in the future.”

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ms. Lijung Chang Project Manager PR Department Tel: 886-3-563-6688 ext.7125039 Mobile: 886-988-930-037 E-Mail: ljchang@tsmc.com